FORM 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


Discus Acquisition Corporation
EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER

2430 Metropolitan Centre, 333 South Seventh Street, Minneapolis, MN 55402 ADDRESS OF PRINCIPAL EXECUTIVE OFFICES

612/371-9650
ISSUER'S TELEPHONE NUMBER INCLUDING AREA CODE


I.       Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.       Title of security                                    Common Stock
2.       Number of shares outstanding before the change          2,376,140
3.       Number of shares outstanding after the change           4,971,174
4.       Effective date of change                        December 13, 1995
5.       Method of change                                Issuance of stock
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Private placement

Give brief description of transaction       Private placement of stock in
conjunction with financing for the acquisition of the outstanding stock of another company

II.      Change in Name of Issuer

1.       Name prior to change
2.       Name after change
3.       Effective date of charter amendment changing name
4.       Date of shareholder approval of change, if required


December 20, 1995          /s/ William H. Spell, Chief Executive Officer
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DATE            OFFICER'S SIGNATURE AND TITLE     William H. Spell